Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-196437 and 333-194256

Free Writing Prospectus dated August 8, 2014

Fantex, Inc.

On August 4, 2014, a media publication, attached hereto as Annex A, was released by the Cincinnati Business Courier (the “Article”) concerning Fantex, Inc. (referred to in this filing as “we,” “us,” “Fantex” or the “Company”).  The Article references the initial public offerings of the Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”), the Fantex Series EJ Manuel Convertible Tracking Stock (“Fantex Series EJ Manuel”) and the Fantex Series Mohamed Sanu Convertible Tracking Stock (“Fantex Series Mohamed Sanu,” and together with Fantex Series Vernon Davis and Fantex Series EJ Manuel, the “Tracking Stocks”) of the Company (the “Vernon Davis Offering,” the “EJ Manuel Offering” and the “Mohamed Sanu Offering,” respectively, and collectively the “Offerings”), which Offerings are covered by the Registration Statements on Form S-1 (File Nos. 333-192476, 333-194256 and 333-196437 respectively), as amended (the “Vernon Davis Registration Statement,” the “EJ Manuel Registration Statement” and the “Mohamed Sanu Registration Statement,” respectively, and collectively the “Registration Statements”), that we have filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended.  The Vernon Davis Offering was completed on April 28, 2014, and the EJ Manuel Offering was completed on July 21, 2014.  The Article references the Offerings and quotes certain statements made by Cornell “Buck” French, the Chief Executive Officer of the Company.  However, and as described further below under “Corrections and Clarifications,” the Article contains certain factual inaccuracies and inconsistencies with the information contained in the Registration Statements.

The Article was not prepared by or reviewed by the Company or any other offering participant prior to its publication.  The publisher of the Article is not affiliated with the Company.  The Company made no payment and gave no consideration to the publisher in connection with the publication of the Article or any other articles published by the publisher concerning the Company.  With the exception of statements and quotations attributed directly to Mr. French or derived from the Company’s Registration Statements, the Article represent the author’s opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Article or contained herein only after carefully evaluating all of the information in the Company’s Registration Statements and the other documents incorporated by reference into such Registration Statements.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

•                  The Article is titled “Ever want to buy stock in a Bengals player? Now you can” and begins by stating, “Ever wished you could invest in an NFL player instead of just buying a stock? Now you can, and Cincinnati Bengals wide receiver Mohamed Sanu is one of the first ‘stocks’ available.”  The Article also quotes Mr. French as stating, “People are viewing it as an investment more than a novelty to boast to their friends that they own a stake in Sanu.”  The Article also refers to the Fantex Series EJ Manuel as Mr. Manuel’s “stock” and to Fantex Series Vernon Davis as Mr. Davis’s “stock.”  The Company notes that holders of shares of the Tracking Stocks will have no direct investment in the associated athlete, brand or brand contract.  An investment in a Tracking Stock will represent an ownership interest in the Company.  The Company’s Tracking Stocks are intended to track and reflect the value and performance of an athlete’s brand.  Holders of shares of the Company’s tracking stock will have no direct investment in the associated athlete, brand or brand contract.  Holders of shares of the Company’s Fantex Series Vernon Davis have no direct investment in Vernon Davis, his brand or the Brand Agreement effective as of October 30, 2013, by and among Vernon Davis, The Duke Marketing LLC and the Company (the “Vernon Davis Brand Contract”).  Holders of shares of the Company’s Fantex Series EJ Manuel have no direct investment in EJ Manuel, his brand or the Brand Agreement effective as of February 14, 2014, by and among EJ Manuel, Kire Enterprises LLC and the Company (the “EJ Manuel Brand Contract”).  Holders of shares of the Company’s Fantex Series Mohamed Sanu  have no direct investment in Mohamed Sanu, his brand or the Brand Agreement effective as of May 14, 2014, by and between Mohamed Sanu and the Company (the “Mohamed Sanu Brand Contract”, and together with the Vernon Davis Brand Contract and EJ Manuel Brand Contract, the “Brand Contracts”).

•                  The Article states that “investors can place their order to buy a share of Sanu’s future cash flow,” that Fantex “sells shares in [pro athletes’] future income,” that Fantex is selling “shares … in Sanu’s future earnings potential,” that “Sanu gives up 10 percent of his future income” and that “[i]nvestors get 9.5 percent of Sanu’s future earnings.”  The Article quotes Mr. French as stating that Fantex “allows people to invest in a player’s future income” and that “we’re in essence taking an equity interest in the brand.”  The Article also states that “Fantex has already completed stock sales for stakes in the earnings of San Francisco 49ers tight end Vernon Davis … and Buffalo Bills quarterback EJ Manuel” and that Mr. Sanu “still keeps 90 percent of his future income.”  The Company clarifies that under the Brand Contracts, the Company acquired a set percentage of the respective athlete’s brand income, as defined in such Brand Contract.   Under the Vernon Davis Brand Contract, the Company acquired a 10% interest in Vernon Davis’s brand income, as defined in the Vernon Davis Brand Contract.  Under the EJ Manuel Brand Contract, the Company acquired a 10% interest in EJ Manuel’s brand income, as defined in the EJ Manuel Brand Contract.  Under the Mohamed Sanu Brand Contract, the Company acquired a 10% interest in Mohamed Sanu’s brand income, as defined in the Mohamed Sanu Brand Contract.  A more detailed description of the Brand Contracts and the brand income definition is available in the Registration Statements.

•                  When discussing the Fantex Series Vernon Davis, the Articles states, “it’ll pay a dividend of 70 cents per share on Aug. 18, the day after the 49ers open their new stadium.”  The Company clarifies that on May 27, 2014, the Company declared a dividend of $0.70 per share of Fantex Series Vernon Davis payable to holders of record on August 15, 2014 for an aggregate payment of $294,770 on August 18, 2014.

•                  The Article states that “[t]he deal works as a hedge for Sanu, who gets an upfront payment regardless of whether he makes another dime, in the NFL or as a broadcaster or otherwise in his post-playing career.”  The Company notes that under the terms of the Mohamed Sanu Brand Contract, if Mohamed Sanu resigns from the NFL within two years of the date of the Mohamed Sanu Offering for any reason other than injury, illness or a medical condition, the Company would be entitled to terminate the Mohamed Sanu Brand Contract and “claw back” approximately $1.64 million (net of any amounts previously paid to the Company by Mr. Sanu pursuant to the Mohamed Sanu Brand Contract).

•                  The Article states that Fantex has “only done this with the three NFL players so far.”  The Company clarifies that, in addition to the Brand Contracts,  the Company entered into a brand contract with Arian Foster, a professional athlete in the National Football League.  Reference is made to the Brand Agreement effective as of February 28, 2013, by and among Arian Foster, The Ugly Duck, LLC and the Company, as amended and restated May 24, 2013 and August 21, 2013 (the “Arian Foster Brand Contract”).  On November 12, 2013, after confirming reports that Arian Foster would undergo season-ending back surgery, the Company announced that it was postponing the initial public offering of the Fantex Series Arian Foster Convertible Tracking Stock (the “Arian Foster Offering”).  Although the Company will continue to work with Arian Foster through his recovery and intends to continue with the Arian Foster Offering at an appropriate time in the future, the Company cannot guarantee that the Arian Foster Offering will be consummated or that the Arian Foster Offering will be resumed upon the same terms prior to postponement.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the Offerings, future brand income under the Company’s brand contracts with Mohamed Sanu and EJ Manuel, resepectively, the longevity of Mohamed Sanu’s  or EJ Manuel’s respective careers, results of operations, expectations for the use of the net proceeds from the Offerings, prospects, growth and strategies, plans, market opportunities and the trends that may affect the Company, Vernon Davis, EJ Manuel and Mohamed Sanu. The Company generally identifies forward-looking statements by words such as “expect,” “would,” “intend,” “hopes,” “believe,” “may,” “will,” “would,” “should” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed registration statements (including preliminary prospectuses) with the SEC for each of the offerings to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectuses in the respective registration statements and other documents the Company has filed with the SEC for more complete information about the Company and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offerings will arrange to send you these prospectuses if requested by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Text of the Article dated August, 2014

Ever want to buy stock in a Bengals player? Now you can

By Steve Watkins | August 4, 2014, 2:58 PM EDT

Ever wished you could invest in an NFL player instead of just buying a stock? Now you can, and Cincinnati Bengals wide receiver Mohamed Sanu is one of the first “stocks” available.

Starting today, investors can place their order to buy a share of Sanu’s future cash flow. The stake costs $10 per share through Fantex, a San Francisco-based company that helps pro athletes develop their personal brands and sells shares in their future income.

Fantex is taking orders for 164,300 shares it’s selling in Sanu’s future earnings potential at $10 a pop. Sanu gives up 10 percent of his future income for a one-time lump sum payment of $1.6 million. He’s basically getting the proceeds of the stock offering, which equates to an IPO for a typical stock. Investors get 9.5 percent of Sanu’s future earnings, with Fantex taking a 0.5 percent cut.

“This allows people to invest in a player’s future income,” said Buck French, co-founder and CEO of Fantex. “Our business model is to increase their cash flow. Whether people are buying one share or 20,000, everyone wanted to know how you make money.”

People are viewing it as an investment more than a novelty to boast to their friends that they own a stake in Sanu, French said. Fantex has already completed stock sales for stakes in the earnings of San Francisco 49ers tight end Vernon Davis, who raised $4.2 million, and Buffalo Bills quarterback EJ Manuel, who raised $5.2 million. Manuel’s deal was finished two weeks ago. Davis’ got done in late April. His stock has traded between the $10 offering price and $12.50, French said. And it’ll pay a dividend of 70 cents per share on Aug. 18, the day after the 49ers open their new stadium.

“Everyone’s incentives are aligned for the athlete to increase his income stream,” French said. “Instead of being paid, we’re in essence taking an equity interest in the brand. I think that’s a far better way for us to be successful.”

The deal works as a hedge for Sanu, who gets an upfront payment regardless of whether he makes another dime, in the NFL or as a broadcaster or otherwise in his post-playing career. And he still keeps 90 percent of his future income on top of the $1.6 million payment.

Sanu earned $781,000 last year and $882,000 in 2012, his rookie year when he picked up a bigger bonus. Sanu started 14 games at wide receiver last year and caught 47 passes for 455 yards and two touchdowns. He’s far from a superstar, but he’s been in the NFL just two years and is only 24.

So why did Fantex pick Sanu? It looks beyond performance on the field to seek players with solid character, French said. It no doubt depends largely on which players will sign with Fantex to get their brands developed, too.

“The desire is to build a brand that is sustainable,” French said. “He’s multidimensional, on the field and off. We think he has powerful marketability.”

The investment is definitely buyer beware. Fantex calls it “high risk” in its Securities and Exchange Commission documents. Bear in mind that Fantex is a new company. It’s only done this with the three NFL players so far, although French does have plans to expand the idea to athletes in other sports and eventually to the entertainment world. Fantex had lost nearly $6 million through the end of March, according to SEC filings, although it hadn’t generated revenue yet. It’s now getting revenue from its player deals.

And the stocks trade exceedingly rarely. Vernon Davis’ stock has averaged 141 shares traded per day. It didn’t trade at all for a couple days in late July. And French said anyone looking to sell needs a buyer on the other end of the trade. With most stocks, an investment company serves as market maker and stands ready to buy stock at any time to create a liquid market for the shares. With these, investors could get caught holding the stock for a while.

For more information, visit the Fantex website.

Watkins covers banking and finance, insurance and sports business

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